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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-21294

(Check One):

[X]   Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K    [ ] Form
10-Q and Form 10-QSB  [ ] Form N-SAR

     For Period Ended: March 28, 1999


     [ ] Transition Report on Form 10-K and Form 10-KSB

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q and Form 10-QSB

     [ ] Transition Report on Form N-SAR


     For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I--Registrant Information

Full Name of Registrant: Aseco Corporation

Former Name if Applicable:


Address of Principal Executive Office:
     500 Donald Lynch Boulevard, Marlboro, MA  01752


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

As part of recent downsizing initiatives, the Registrant has reduced its overall staff, including accounting staff. Its available accounting staff has recently been required to devote significant attention to efforts to renegotiate the Registrant's senior debt facility. Consequently, the Registrant has been unable to compile all information necessary to complete its Annual Report on Form 10-K for the fiscal year ended March 28, 1999 and file it within the prescribed time period without unreasonable effort or expense. The Registrant expects to file such report within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Mary R. Barletta
     Vice President, Chief Financial and Accounting Officer and Treasurer
     (508) 481-8896

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

It is anticipated that the Registrant's Annual Report on Form 10-K for its fiscal year ended March 28, 1999 will reflect a decrease in the Registrant's net sales from approximately $44 million in fiscal 1998 to approximately $19 million in fiscal 1999, and an increase in net loss from approximately $8.1 million in fiscal 1998 to approximately $13.7 million in fiscal 1999.


                               ASECO CORPORATION


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 25, 1999                 ASECO CORPORATION


                                    By:  /s/ Mary R. Barletta
                                       --------------------------------
                                       Mary R. Barletta
                                       Vice President, Chief
                                       Financial and Accounting
                                       Officer and Treasurer

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